Exhibit 12.1

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended
	2006	2005	2004	2003	2002
Earnings, as defined:
Earnings from continuing operations before income taxes and minority interests in consolidated subsidiaries	$762	$754	$929	$875	$1,248
Fixed charges included in the determination of net income	313	333	258	309	301

Total earnings, as defined	$1,075	$1,087	$1,187	$1,184	$1,549

Fixed charges, as defined:
Interest charges	$311	$329	$256	$318	$308
Rental interest factor	11	10	9	10	10

Total fixed charges, as defined	$322	$339	$265	$328	$318

Ratio of Earnings to Fixed Charges	3.34	3.21	4.48	3.61	4.87